SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

Camden Learning Corporation

(Name of Issuer)

Units

(Title of Class of Securities)

132863127

(CUSIP Number of Class of Securities)

November 30, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)
☒ RULE 13d-1(c)
☐ RULE 13d-1(d)

CUSIP No. 132863127	Page 2 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

North Star Partners, L.P. (102-04450)
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		450,000 Units (1)
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		450,000 Units (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

450,000 Units (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.8%
12	Type of Reporting Person (See Instructions) OO

(1)
This amount includes 450,000 units acquired by the Reporting Person. Each unit consists of one share of common stock, par value $0.0001 per share ("Common Stock"), and one warrant to purchase one share of Common Stock. The warrants do not become exercisable until the later of (1) the Issuer’s completion of a business combination or (2) November 29, 2008.

CUSIP No. 132863127	Page 3 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

North Star Partners II, L.P. (102-30616)
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		450,000 Units (1)
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		450,000 Units (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

450,000 Units (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.8%
12	Type of Reporting Person (See Instructions) OO

(1)
This amount includes 450,000 units acquired by the Reporting Person. Each unit consists of one share of common stock, par value $0.0001 per share ("Common Stock"), and one warrant to purchase one share of Common Stock. The warrants do not become exercisable until the later of (1) the Issuer’s completion of a business combination or (2) November 29, 2008.

CUSIP No. 132863127	Page 4 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Andrew R. Jones
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States of America
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		450,000 Units (1)
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		450,000 Units (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person

450,000 Units (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.8%
12	Type of Reporting Person (See Instructions) IN

(1)
This amount includes 450,000 units acquired by the Reporting Person. Each unit consists of one share of common stock, par value $0.0001 per share ("Common Stock"), and one warrant to purchase one share of Common Stock. The warrants do not become exercisable until the later of (1) the Issuer’s completion of a business combination or (2) November 29, 2008.

ITEM 1(a).	Name of Issuer:

Camden Learning Corporation
ITEM 1(b).	Address of Issuer's Principal Executive Offices:

500 East Pratt Street, Suite 1200
Baltimore, MD 21202

ITEM 2(a).	Names of Persons Filing:

North Star Partners, L.P. (“North Star”)
North Star Partners II, L.P. (“NSP II”)
Andrew R. Jones (“Mr. Jones”)

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

274 Riverside Avenue
Westport, CT 06880

ITEM 2(c).	Citizenship:

North Star and NSP II are Delaware limited liability companies.

Mr. Jones is a United States citizen.

ITEM 2(d).	Title of Class of Securities:

Units

ITEM 2(e).	CUSIP Number: 132863127
ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:
The reporting persons are a group for purposes of the filing of this statement.

ITEM 4.	Ownership.

(a)	Amount beneficially owned by all reporting persons: 450,000 Shares of which 227,745 shares are directly beneficially owned by North Star and 222,255 shares are directly beneficially owned by NSP II.
(b)	Percent of class: 5.8% of Common Stock
(c)	Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote: 0 Shares
(ii) shared power to vote or to direct the vote: 450,000 Shares
(iii) sole power to dispose or to direct the disposition: 0 Shares
(iv) shared power to dispose or to direct the disposition: 450,000 Shares

ITEM 5.	Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.
ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.
ITEM 8.	Identification and classification of members of the group.

The reporting persons are a group for purposes of filing this Statement. See Exhibit 1 attached hereto.
ITEM 9.	Notice of dissolution of group.

Not applicable.
ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2007

NORTH STAR PARTNERS, L.P.

By:	NS Advisors, LLC General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By:	NS Advisors, LLC General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones, Individual

Exhibit 1

The persons filing this statement are North Star Partners, L.P., a Delaware limited partnership (“North Star”), North Star Partners II, L.P., a Delaware limited partnership (“NSP II”) and Andrew R. Jones, a citizen of the United States of America (“Mr. Jones”) (collectively, the “Reporting Persons”). The general partner of North Star and NSP II is NS Advisors, L.L.C., a Connecticut limited liability company. Mr. Jones is the sole managing member of NS Advisors, L.L.C.